Tel 713.758.2222 Fax 713.758.2347

April 13, 2011

Via EDGAR and Facsimile
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:	Targa Resources Corp. Registration Statement on Form S-1 Filed April 1, 2011 File No. 333-173262
Dear Mr. Owings:
     Set forth below are the responses of Targa Resources Corp., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments and requests for additional information contained in the letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 12, 2011, with respect to the Company’s Registration Statement on Form S-1 initially filed with the Commission on April 1, 2011, File No. 333-173262, (the “Registration Statement”). Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have hand delivered to you three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement. Each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

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April 13, 2011 Page 2

General
     1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A; for example, the number of shares being offered by selling shareholders. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
     Response: The Company has provided all information that it is not entitled to omit under Rule 430A in Amendment No. 1, including the number of shares being offered by the selling stockholders. The Company will allow the Staff sufficient time to review its complete disclosure prior to any distribution of preliminary prospectuses.
     2. Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority contact us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements, of this offering.
     Response: Prior to the effectiveness of the Registration Statement, the Company will have a representative of the Financial Industry Regulatory Authority call the Staff to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.
     3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinions as well as other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.
     Response: The Company has filed all required exhibits and will allow enough time for the Staff to review them before it requests effectiveness.

April 13, 2011 Page 3

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,
By:	/s/ David P. Oelman
David P. Oelman

Enclosures

cc:	Angie Kim, Securities and Exchange Commission Christopher S. Collins, Vinson & Elkins L.L.P.